EXHIBIT 99.29


NEWS RELEASE                          (Q2-03-14)                August 18, 2003
                                                                    Page 1 of 2


NOT FOR DISSEMINATION IN THE UNITED STATES
OR FOR DISTRIBUTION TO U.S. NEWS SERVICES


YAMANA COMPLETES BRAZILIAN ACQUISITIONS
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Yamana  Gold Inc.  (TSX:  YRI) is  pleased to  announce  the  completion  of the acquisition of the Brazilian mining assets from Santa Elina Mines Corporation and the Fazenda Brasileiro gold mine in Brazil from Companhia Vale do Rio Doce
(CVRD) on the terms as previously announced.

The acquisitions immediately position Yamana as a significant gold producer in Brazil. Fazenda Brasileiro is one of Brazil's leading gold mines with more than 15 years of underground and open pit production history at 100,000 to 150,000 ounces gold per year. Estimated gold reserves together with resources, the successful track record in converting exploration resources to reserves and recent exploration successes support a mine life that exceeds the initial three-year period, based on reserves alone, for which the mine was purchased. Production levels are expected to be comparable to prior years and exceed 100,000 ounces gold per year. Yamana expects to decrease cash costs, estimated by CVRD at US$225 per ounce for 2003, back to or below historical levels of less than US$200 per ounce.

Yamana has also acquired the development stage Chapada copper-gold project, the Sao Vicente-Sao Francisco development stage gold projects and the Fazenda Nova-Lavrinha development stage gold project from Santa Elina Mines Corporation all as previously announced. Fazenda Nova-Lavrinha is expected to produce in excess of 109,000 ounces gold in its initial three-year mine life with production commencing in the second half of 2004.

Yamana also owns exploration properties in the three major gold regions in Brazil covering areas in excess of 880,000 hectares.

In connection with the acquisitions, the name of the company has also been changed to Yamana Gold Inc. Further the outstanding common shares of the company have been consolidated on a 27.86 old common shares for one new common share. The common shares will commence trading on a post-consolidated basis on the Toronto Stock Exchange on Tuesday, August 19, 2003.

Yamana is also pleased to announce that Charles Main has joined Yamana as Vice President, Finance and Chief Financial Officer. Prior to joining Yamana, Mr. Main has worked as Vice President, Finance and Chief Financial Officer and in other executive



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NEWS RELEASE (Q2-03-14) Continued                                 August 18,2003
                                                                     Page 2 of 2



capacities for various international mining companies including most recently Newmont Mining Corporation and prior to that Normandy Mining, TVX Gold and Outokumpu. Mr. Main is a Chartered Accountant with international experience having worked in Toronto, Bermuda and London.

In order to fund the acquisition of the Fazenda Brasileiro mine and the operations of the Company, the Company completed a financing from subscriptions for Cdn$55.5 million, resulting in the issue of 46,250,000 subscription receipts, each of which is exchangeable for one post-consolidation common share and one-half of one common share purchase warrant of Yamana. Each whole warrant will be exercisable to purchase one post-consolidation common share at a price of Cdn$1.50 until July 31, 2008. Net proceeds from the financing were placed in escrow pending completion of the acquisitions and have now been released to the Company.

The purchase price of the acquisition of Fazenda Brasileiro mine was US$20.9 million. The balance of the net proceeds from the financing will be used to fund development and exploration of the Company's Brazilian mining assets and for working capital.

In connection with the acquisitions from Santa Elina, Yamana issued an aggregate of 34,885,713 post-consolidation common shares and 17,442,857 common shares purchase warrants. Each whole warrant is exercisable to purchase at a price of Cdn.$1.50 per share until July 31, 2008.

After giving effect to the consolidation, the acquisitions and the issuance of securities underlying the subscription receipts, and completion of relating transactions, there will be approximately 87,000,000 post-consolidation common shares outstanding and approximately 41,700,000 common share purchase warrants outstanding.


For further information, contact:

Peter Marrone                                Toronto Stock Exchange Symbol: YRI
President and CEO                             Home Page: http://www.yamana.corn
E-mail: Investor@yamana.com              Tel: (509) 838-6615 Fax: (509) 8380714





FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this release, and Yamana's future plans are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Yamana does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.